EXHIBIT 99.9
                                                                    ------------


[GRAPHIC OMITTED]
[LOGO - VERMILION ENERGY TRUST]


              PRESS RELEASE - FOR IMMEDIATE RELEASE AUGUST 12, 2003
                      SECOND QUARTER RESULTS, JUNE 30, 2003


Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results for the period ended June 30, 2003. These results include the consolidated results of Aventura Energy Inc. ("Aventura"), a 72.2% owned subsidiary. Where applicable, the results have been segregated to reflect Aventura operations and those related to the Trust (the "Trust"), as Aventura does not currently contribute any cash flow or production to the generation of the Trust distributions.

Vermilion achieved the following highlights:

SECOND QUARTER HIGHLIGHTS

> Achieved consolidated production of 26,288 boe/d, compared to 26,413 boe/d in the first quarter of 2003. Vermilion was able to maintain production through a combination of successful workover programs and well optimization efforts.

> Maintained consistent distributions of $0.17 per unit per month. Based on the strong performance in the first half of the year, the current outlook on pricing, and forecast results for the balance of the year, Vermilion anticipates that it will be able to maintain its monthly distribution at $0.17 per unit through 2003.

> The Trust generated cash flow of $38.5 million ($0.67 per unit) from production of 24,073 boe/d, consisting of 13,403 bbls/d of oil and NGL's and 64.0 mmcf/d of natural gas (1). This compares to a first quarter cash flow of $38.4 million from production of 24,132 boe/d.

> Witnessed the trading of nearly 20 million units from April 1st to June 30th 2003. The Trust has seen nearly 90% of its float trade hands since Vermilion began trading as a trust on January 24, 2003. Capital appreciation in the trading value of Vermilion units of 8.9% contributed to a total return for its unit holders of 13.1% in the second quarter alone.

> Participated in the drilling of two exploration wells in Trinidad through the Trust's ownership in Aventura. The Saunders-1 well tested as a low inflow oil well and it has been suspended pending further evaluation to determine the potential effectiveness of a stimulation program. Baraka-1 test results indicate potential wellhead deliverability of over 35 mmcf/d and over 1,000 bbls/d of high quality condensate.

(1) Although Aventura's production and financial results are consolidated in the financial tables, these are not included as part of distributable funds for the Trust's unitholders.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Wednesday, August 13, 2003. The conference call will begin at 10:00 a.m. EST (8:00 a.m. MST). To participate, you may call toll free 1-800-814-3911 or 1-416-640-4127 (Toronto area).

The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21010119 followed by the pound "#" key. The replay will be available until midnight eastern time on August 20, 2003.


                                       1
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

HIGHLIGHTS

                                                                     Three months ended                            Six months ended
                                                      Trust      Aventura  CONSOLIDATED          Trust     Aventura    CONSOLIDATED
                                                  Financial   Energy Inc.      JUNE 30,      Financial  Energy Inc.   JUNE 30, 2003
(unaudited)                                     Information            (3)         2003    Information          (3)
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL ($000 CDN. EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues              $    78,274    $    2,640    $   80,914   $   163,208   $    5,719   $      168,927
Cash flow from operations                            38,489           893        39,382        76,887        2,233           79,120
  Per unit, basic (1)                                  0.67                        0.68          1.33                          1.37
Distributions (2)                                    25,891                      25,891        43,557                        43,557
  Per unit                                             0.51                        0.51          0.85                          0.85
  % cash flow distributed                               67%                         66%           57%                           55%
Capital expenditures                                  8,512         6,892        15,404        21,766       12,401           34,167
Acquisitions (dispositions)                              --            --            --         5,761       (6,896)          (1,135)
Debt, net of working capital (surplus)                                                        190,767       (7,327)         183,440
Trust units outstanding(1)
  Basic                                                                                                                  57,859,513
  Diluted                                                                                                                62,285,213
Weighted average trust units outstanding (1)
  Basic                                                                                                                  57,630,891
  Diluted                                                                                                                57,950,581
Unit trading
  High                                                                                                                  $     13.79
  Low                                                                                                                   $     11.12
  Close                                                                                                                 $     13.40

OPERATIONS

Production
  Crude oil (bbls/d)                                 11,292           305        11,597        11,164          324           11,488
  Natural gas liquids (bbls/d)                        2,111            --         2,111         2,034           --            2,034
  Natural gas (mcf/d)                                64,027        11,459        75,486        65,427       11,545           76,972
  Boe/d (6:1)                                        24,073         2,215        26,288        24,103        2,248           26,351
Average selling price
  Crude oil (per bbl, including hedging)        $     34.36    $    38.10         34.45         36.76        40.38            36.86
  Crude oil (per bbl, not including hedging)          36.74         38.10         36.77         41.38        40.38            41.35
  Natural gas liquids (per bbl)                       35.06            --         35.06         37.94           --            37.94
  Natural gas (per  mcf, including hedging)            6.22          1.52          5.51          6.33         1.61             5.62
  Natural gas (per mcf, not including hedging)         6.22          1.52          5.51          6.54         1.61             5.80
Netbacks per boe (6:1)
  Operations netback                                  20.56          8.06         19.51         22.36         9.76            21.29
  Cash flow netback                                   17.57          4.43         16.46         17.62         5.49            16.59
  Cash flow netback excl. reorg. costs                19.64         18.44
  Operating costs                                      5.79          3.75          5.62          5.62         2.78             5.38
  General and administration                    $      1.31    $     1.36          1.31          1.23         1.20             1.23

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2) Distributions are paid on issued trust units at each record date

(3) The Trust owns 72.2% of the outstanding shares of Aventura, necessitating the consolidation of the results of the Trust and Aventura


                                       2
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

OPERATIONAL ACTIVITIES

The Trust's activities in the second quarter were focused on workovers, recompletions and production optimization programs. Total capital expenditures for the quarter were only $8.5 million, however production volumes were maintained at fairly stable levels compared to the first quarter 2003. Note that first quarter average volumes included approximately 400 boe/d that were transferred to Clear Energy Inc. as part of the reorganization of Vermilion into a royalty trust, effective January 22, 2003. A total of $4.3 million was spent on workovers and recompletions in the second quarter 2003.

PRODUCTION SUMMARY (6:1)
                             Three months ended June 30, 2003          Six months ended June 30, 2003
---------------------------------------------------------------------------------------------------------
                               Oil &     Natural                      Oil &    Natural
                                NGLs       Gas        TOTAL            NGLs      Gas       TOTAL
                              (bbls/d)  (mmcf/d)     (BOE/D)         (bbls/d)  (mmcf/d)   (BOE/D)      %
---------------------------------------------------------------------------------------------------------
VERMILION ENERGY TRUST
    Canada                      7,296     62.66       17,739           7,152     64.03    17,824      68
    France                      6,107      1.36        6,334           6,046      1.39     6,279      24
---------------------------------------------------------------------------------------------------------
    Total                      13,403     64.02       24,073          13,198     65.42    24,103      92
---------------------------------------------------------------------------------------------------------
AVENTURA ENERGY INC.
    Trinidad                      305     11.46        2,215             324     11.55     2,248       8
---------------------------------------------------------------------------------------------------------
CONSOLIDATED                   13,708     75.48       26,288          13,522     76.97    26,351     100
=========================================================================================================

Second quarter production in Canada averaged 7,296 bbls/d of oil and NGL's and
62.7 mmcf/d of natural gas compared to 7,005 bbls/d and 65.4 mmcf/d in the first quarter. Vermilion also produced 6,334 boe/d from its properties in France, compared to 6,224 boe/d in the first quarter. Since the beginning of the year, the Trust has participated in the drilling of only 3.0 wells (1.6 net). A more active second half drilling program combined with the ongoing workover program should maintain the stability of Vermilion's production in both Canada and France through the second half of 2003.

In France, a selective acid stimulation of the Parentis 205 well in the Aquitaine Basin resulted in an initial production gain of 400 bbls/d and a stabilized gain of over 100 bbls/d. The stabilized production addition was achieved at a cost below $7,000 per daily barrel. Based on the successful fracture treatment of a well in the Champotran field in late 2002, two additional fracture treatments are scheduled for wells in this Paris Basin field in the third quarter of 2003. The working interest in these wells is 100%. A strong program of workovers and new drills should result in stable to higher production from France in the second half of the year.

                                         THREE MONTHS ENDED JUNE 30, 2003        SIX MONTHS ENDED JUNE 30, 2003
DRILLING ACTIVITY (# OF WELLS)                GROSS             (NET)              GROSS             (NET)
-------------------------------------------------------------------------------------------------------------
CANADA
    Oil                                         0                 0.0                0                  0.0
    Gas                                         2                (0.6)               3                 (1.6)
    D&A                                         0                 0.0                0                  0.0
-------------------------------------------------------------------------------------------------------------
TOTAL                                           2                (0.6)               3                 (1.6)
=============================================================================================================
FRANCE
    Oil                                         0                 0.0                0                  0.0
    Gas                                         0                 0.0                0                  0.0
    D&A                                         0                 0.0                0                  0.0
-------------------------------------------------------------------------------------------------------------
TOTAL                                           0                 0.0                0                  0.0
=============================================================================================================
COMBINED
    Oil                                         0                 0.0                0                  0.0
    Gas                                         2                (0.6)               3                 (1.6)
    D&A                                         0                 0.0                0                  0.0
-------------------------------------------------------------------------------------------------------------
TOTAL                                           2                (0.6)               3                 (1.6)
=============================================================================================================


                                       3
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

In addition to its operational activity, Vermilion had 10 wells drilled on its lands to date in 2003 (seven wells in the second quarter) through farm-out arrangements. This additional drilling activity resulted in one oil well, one gas well, six wells waiting on completion and two dry and abandoned. The Trust will continue to pursue activity on its undeveloped land base by third parties as a means of drilling locations which are not compatible with Vermilion's capital development strategy and creating economic value in the form of overriding royalty income.

FINANCIAL

The Trust generated cash flow of $38.5 million in the second quarter ($0.67 per unit), compared to $38.4 million ($0.67 per unit) in the first quarter. The Trust's distributions in the second quarter totalled $25.9 million or $0.51 per unit, yielding a payout ratio of approximately 67% of cash flow. Vermilion's earnings for the second quarter climbed to $32.6 million from a loss of $0.7 million in the first quarter, which was impacted by reorganization expenses, while the Trust benefited in the second quarter from lower tax rates for the oil and gas industry announced in the last federal budget. Capital expenditures for the Trust in the second quarter totalled $8.5 million. The Trust's total debt, net of working capital (assignable to the Trust) at the end of the period was $191 million.

CAPITAL EXPENDITURES ($000'S)

                                                   Three Months Ended June 30, 2003             Six Months Ended June 30, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                  Trust       Aventura                        Trust        Aventura
                                                 Assets    Energy Inc.   Consolidated        Assets     Energy Inc.    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
Land                                           $    328       $     --       $    328       $    653       $     --        $    653
Seismic                                              66             --             66          1,120             --           1,120
Drilling and completion                           1,905             --          1,905          4,307             --           4,307
Production equipment and                          1,811             --          1,811          5,345             --           5,345
facilities
Workovers                                         4,303             --          4,303          6,565             --           6,565
Trinidad                                             --          6,892          6,892          1,804         12,401          14,205
Other                                                99             --             99          1,972             --           1,972
------------------------------------------------------------------------------------------------------------------------------------
                                                  8,512          6,892         15,404         21,766         12,401          34,167
Property acquisitions
(dispositions)                                       --             --             --          5,761         (6,896)         (1,135)
------------------------------------------------------------------------------------------------------------------------------------
                                               $  8,512       $  6,892       $ 15,404       $ 27,527       $  5,505        $ 33,032
====================================================================================================================================

AVENTURA ENERGY INC.

Aventura drilled two exploration wells in Trinidad. The Company completed and tested the Saunders-1 exploration well, located 3 km to the southwest of the Carapal Ridge-1 discovery well during the second quarter. As reported in Aventura's first quarter report, the lower sub-thrust target was abandoned, however well logs and drilling data suggested a hydrocarbon column in the main Herrera reservoir target. Test results on the potential pay zone of the Saunders-1 indicate a low permeability reservoir with water in the lower third of the column, while the upper two-thirds produced low rates of 32 degree API oil and water. The well has been suspended pending further evaluation to determine the potential effectiveness of a stimulation program.

The Baraka-1 exploration well, 3 km to the northeast of Carapal Ridge-1, has been drilled and cased to a total depth of 9,375 feet. This well, which was drilled on a separate structure, tested 22 mmcf/d and 660 bbls/d of 58 degree API condensate from over 300 feet of perforations in a gross hydrocarbon column extending over 600 feet. No signs of pressure depletion or formation water were evident during this extended 48-hour flow test. Preliminary indications suggest ultimate well deliverability exceeding 35 mmcf/d of natural gas and 1,000 bbls/d of high quality condensate. With Carapal Ridge-1 and Baraka-1, Aventura has now drilled the two largest discoveries onshore Trinidad in the last 40 years.


                                        4
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

Aventura continues to negotiate a renewal of its short-term, 20 mmcf/d natural gas contract with Petrotrin and is close to finalizing an agreement that will cover sales through late 2005. Negotiations are also advancing on a potential 60 mmcf/d long-term gas contract which would begin in late 2005. These long-term contracts will enable Aventura to provide shareholders with a positive source of earnings and cash flow over the life of the asset. Aventura's efforts to maximize the value of these contracts are ongoing.

OUTLOOK

Vermilion's management is pleased by the performance of the Trust's asset base in the second quarter. Through the focused efforts of its enthusiastic staff, production rates remained steady, despite limited capital expenditures and a virtual absence of drilling. Activity levels are expected to pick up in the second half of the year, with three new wells scheduled for France and eleven new wells scheduled for Canada. The Trust also hopes to accelerate its farm out activity, which could add further to the value of its existing asset base.

During the third quarter, the Trust's production and cash flow will be somewhat negatively impacted by a severe storm which occurred in the Acquitaine Basin in France and as a result of the shut-in at the Trust's Shane property as described in a press release issued August 6, 2003. In France, production is being fully restored after winds reached as high as 150 kilometres per hour causing electrical line ruptures and power outages. At Shane, approximately 1,600 boe/d has been shut-in pending resolution of a production allocation issue. These disruptions, while important, are not permanent and will not affect the Trust's ability to maintain distributions at the current level of $0.17 per month through the balance of 2003.

Vermilion has established that non-residents own approximately 39% of its issued and outstanding units (not including exchangeables) and 35% if the exchangeable shares are included. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.





                                       5
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

MANAGEMENT'S DISCUSSION AND ANALYSIS

THE SIX MONTHS ENDED JUNE 30, 2003 REPRESENTS THE FIRST HALF YEAR OF VERMILION'S OPERATION AS A TRUST. AS VERMILION ENERGY TRUST WAS CREATED THROUGH THE RE-ORGANIZATION OF VERMILION RESOURCES LTD., THE HISTORICAL RESULTS OF VERMILION RESOURCES LTD. WILL REPRESENT THE HISTORICAL RESULTS OF THE TRUST FOR COMPARATIVE PURPOSES.

Oil and gas prices for the first half of 2003 were strong in comparison with the first half of 2002. The WTI reference price for oil averaged $31.39 US per bbl for the six month period, Dated Brent was $28.77 US per bbl and AECO reference price for gas was $7.57 Cdn per mcf. This compares to $23.95 per bbl for WTI, $23.09 per bbl for Brent and $3.73 per mcf, Cdn AECO for the first six months of 2002. These year over year price increases are the main drivers behind the increase in netbacks in 2003 as compared to 2002. In 2003, Vermilion's operating netback equalled $21.29 per boe, up 15% over the $18.53 reported for the first six months of 2002. The cash flow netback of $16.59 per boe for the first half was also up 15% over the $14.42 recorded in 2002. 2003 second quarter operating and cash flow netbacks totalled $19.51 and $16.46 per boe, respectively. These compare to 2002 second quarter operating and cash flow netbacks equal to $18.39 and $14.24 per boe, respectively. In addition, the 2003 cash flow netbacks were reduced by $1.85 per boe for the half as a result of the impact of the cash costs incurred in the re-organization of Vermilion into a trust.

Total revenues for the first half of 2003 were $168.9 million compared to $133.5 million for the first half of 2002 and $80.9 million in the second quarter of 2003 compared to $68.9 million for the corresponding reporting period in 2002. Vermilion's combined crude oil & NGL price was $40.84 per bbl for the first half of 2003, an increase of 25% over the $32.74 per bbl reported for the first half of 2002. The second quarter price was $36.51 per bbl compared to $33.29 per bbl a year ago. The natural gas price realized in the first half of 2003 was $5.80 per mcf compared to $4.09 per mcf realized a year ago, a 42% year-over-year increase. The second quarter price of $5.51 per mcf was 27% greater than the $4.34 per mcf for the same period of 2002. Tempering these increases was the impact of Vermilion's hedging program, whereby prices were reduced by $2.47 per boe on a combined basis for the six month period ended June 30, 2003, compared to a hedging gain of $0.36 per boe in the first half of 2002. Gas prices were reduced on average by $0.18 per mcf over the first half of 2003, with second quarter prices not impacted by the Trust's natural gas collar.

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Natural gas contracts for 22.8 mmcf/d remain in place for the calendar year of 2003 with various price structures resulting in an average floor price of $5.26 CDN per mcf. Currently, the Trust has hedged 5.4 mmcf/d of its 2004 natural gas production with various price structures, resulting in an average floor price of $5.39 per mcf. On the crude oil side, Vermilion has hedges covering 5,550 bbls/d at $24.74 US for the remainder of 2003; 4,500 bbls/d in 2004 at $24.39 US; and 1,000 bbls/d in 2005 at $24.28 US, all referenced in WTI equivalent prices.

Vermilion has Canadian/US dollar currency hedges in place covering two-thirds of its oil hedge positions for 2003 at approximately $1.59 US per Canadian dollar, or $0.63 CDN per US dollar.

Total royalties, net of ARTC, increased to $8.75 per boe or 23.1% of sales in the first half 2003, compared with $6.37 per boe, or 22.1% of sales in the first half of 2002. The quarter over quarter numbers were $8.69 per boe in 2003 and $6.59 per boe for the same period in 2002. The increase is due directly to the increase in prices explained above as royalties are price sensitive in Canada and calculated as a percentage of revenue. In France, royalties for the most part are calculated on a unit of production basis and do not react to price changes.

Operating costs increased to $5.38 per boe in 2003 from $4.34 per boe in the first half of 2002. Lifting costs for the second quarter of the year were $5.62 in comparison to $4.69 for the second quarter of 2002. In Canada, processing costs in the Peace River Arch area, workovers designed to increase production and increased power costs resulting from the strong gas prices in the first half have contributed to the year over year increase.


                                       6
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

In France, power costs continue to rise and the strengthening Euro also contributed to the increase in operating costs when converted to Canadian dollars.

General and administrative expenses for the year increased to $1.23 per boe from $1.10 per boe in the first half of 2002. The second quarter number for 2003 of $1.31 is increased over the second quarter 2002 number of $1.15 by $0.16. The increase is due to the increased costs of operating a Trust.

Reorganization costs of $25.6 million relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees, related to the conversion. Also included in this amount is the value of trust units issued in exchange for the cancellation of all outstanding employee options. The value of the trust units issued totalled $16.8 million. All of these costs were incurred in the first quarter of 2003.

Interest expense increased to $0.87 per boe for the first half of 2003 from $0.46 per boe for the corresponding period in 2002 as a result of higher average debt levels. The quarter over quarter increase was $0.42 per boe from $0.48 per boe in the second quarter of 2002 to $0.90 in 2003.

Depletion and depreciation expenses increased from $9.56 per boe in the first half of 2002 to $10.02 per boe in 2003. The quarter over quarter numbers were $10.11 in the second quarter of 2003 as compared to $9.94 a year ago.

The Trust's current tax provision has decreased to $0.75 per boe in the first half of 2003 and $0.83 in the second quarter from $2.54 per boe in the first half of 2002 and $2.54 in the second quarter. The current provision is based on an estimated $6 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due as a function of the conversion to an income trust. A reduction in tax rates for Canadian resource activities resulted in a recovery of future income taxes, which was recorded in the second quarter pushing earnings to $32.6 million and $31.9 for the first half. Adding to this recovery is the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

Foreign exchange loss increased to $0.64 per boe and $0.99 per boe in the first half and quarter respectively from $0.02 in the six months ended 2002 and a gain of $0.01 per boe in the second quarter 2002. The increased loss relates to a loss on working capital held in a foreign currency in our France operations combined with Aventura's loss on its working capital related to its operations in Trinidad.

Capital spending for the first half totalled $33.0 million including $5.8 million for the acquisition of a royalty interest at Bottrel, Alberta from Aventura. This acquisition was negotiated as part of the restructuring and occurred immediately following the creation of the Trust. This compares to $79.0 million spent in the first half of 2002, $31.0 million of which was for the corporate acquisition of Artemis Energy Limited. The capital for the first half of 2003 was funded entirely through cash flow and was primarily spent on facilities, tie-ins and workovers as well as Aventura's capital program in Trinidad.

Vermilion's debt (net of working capital) on June 30, 2003 was $183.4 million. Early in 2003, Vermilion negotiated the terms of an amended credit facility with its banking syndicate to provide a $260 million credit facility. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.


                                       7
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

NETBACKS (6:1)

                                                                                                         THREE MONTHS    SIX MONTHS
                                                                                                                ENDED         ENDED
                                                                                                             JUNE 30,      JUNE 30,
                                   THREE MONTHS ENDED JUNE 30, 2003       SIX MONTHS ENDED JUNE 30, 2003         2002          2002
                                 -------------------------------------------------------------------------------------------------
                                     Oil &      Natural                    Oil &     Natural
                                      NGLs          Gas       TOTAL         NGLs         Gas       TOTAL        Total        Total
                                     $/bbl        $/mcf       $/BOE        $/bbl       $/mcf       $/BOE        $/boe        $/boe
----------------------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                            $   41.66    $    6.25    $  39.23    $   44.96    $   6.57    $  41.63   $    29.14    $   27.64
Hedging gain (loss)                  (2.32)          --       (0.96)       (4.13)      (0.21)      (2.42)       (0.10)        0.18
Royalties (net)                      (8.99)       (2.16)     (11.31)      (10.13)      (1.99)     (11.20)       (7.38)       (7.11)
Lifting costs                        (5.62)       (0.86)      (5.36)       (5.87)      (0.77)      (5.12)       (3.80)       (3.62)
-----------------------------------------------------------------------------------------------------------------------------------
Operating netback                $   24.73    $    3.23    $  21.60    $   24.83    $   3.60    $  22.89   $    17.86    $   17.09
-----------------------------------------------------------------------------------------------------------------------------------
FRANCE
Price                            $   30.28    $    4.66    $  30.19    $   35.99    $   5.19    $  35.81   $    31.98    $   32.78
Hedging gain (loss)                  (1.63)          --       (1.57)       (3.64)       -          (3.51)       (0.24)        0.91
Royalties (net)                      (4.04)       (0.24)      (3.95)       (4.50)      (0.24)      (4.39)       (4.01)       (4.04)
Lifting costs                        (6.69)       (2.65)      (7.02)       (6.74)      (2.51)      (7.05)       (7.60)       (6.58)
-----------------------------------------------------------------------------------------------------------------------------------
Operating netback                $   17.92    $    1.77    $  17.65    $   21.11    $   2.44    $  20.86   $    20.13    $   23.07
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                            $   36.47    $    6.22    $  36.85    $   40.85    $   6.54    $  40.11   $    29.80    $   28.88
Hedging gain (loss)                  (2.01)          --       (1.12)       (3.91)      (0.21)      (2.70)       (0.13)        0.36
Royalties (net)                      (6.73)       (2.12)      (9.38)       (7.55)      (1.95)      (9.43)       (6.59)       (6.37)
Lifting costs                        (6.11)       (0.90)      (5.79)       (6.27)      (0.81)      (5.62)       (4.69)       (4.34)
-----------------------------------------------------------------------------------------------------------------------------------
Operating netback                $   21.62    $    3.20    $  20.56    $   23.12    $   3.57    $  22.36   $    18.39    $   18.53
-----------------------------------------------------------------------------------------------------------------------------------
AVENTURA FINANCIAL
Price                            $   38.10    $    1.52    $  13.09    $   40.38    $   1.61    $  14.06           --           --
Hedging gain (loss)                     --           --          --           --          --          --           --           --
Royalties (net)                      (3.29)       (0.16)      (1.28)       (4.26)      (0.18)      (1.52)          --           --
Lifting costs                           --        (0.73)      (3.75)        -          (0.54)      (2.78)          --           --
-----------------------------------------------------------------------------------------------------------------------------------
Operating netback                $   34.81    $    0.63    $   8.06    $   36.12    $   0.89    $   9.76           --           --
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                            $   36.51    $    5.51    $  34.84    $   40.84    $   5.80    $  37.89   $    29.80    $   28.88
Hedging gain (loss)                  (1.96)          --       (1.02)       (3.81)      (0.18)      (2.47)       (0.13)        0.36
Royalties (net)                      (6.65)       (1.82)      (8.69)       (7.47)      (1.68)      (8.75)       (6.59)       (6.37)
Lifting costs                        (5.97)       (0.87)      (5.62)       (6.12)      (0.77)      (5.38)       (4.69)       (4.34)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                $   21.93    $    2.82    $  19.51    $   23.44    $   3.17    $  21.29    $   18.39    $   18.53
-----------------------------------------------------------------------------------------------------------------------------------
General and administrative                                    (1.31)                               (1.23)       (1.15)       (1.10)
Reorganization costs                                             --                                (1.85)          --           --
Interest                                                      (0.90)                               (0.87)       (0.48)       (0.46)
Foreign exchange                                              (0.01)                                -            0.02        (0.01)
Current and capital taxes                                     (0.83)                               (0.75)       (2.54)       (2.54)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW NETBACK                                          $  16.46                             $  16.59   $    14.24    $   14.42
-----------------------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                   (10.11)                              (10.02)       (9.94)       (9.56)
Future income taxes                                            8.36                                 4.38        (0.24)       (0.47)
Deferred financing charges                                    (0.03)                               (0.05)       (0.08)       (0.08)
Foreign exchange                                              (0.99)                               (0.64)        0.01        (0.02)
Non-controlling interest                                      (0.05)                               (0.03)        0.01         0.03
Trust units issued                                               --                                (3.53)          --           --
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS NETBACK                                           $  13.64                             $   6.70   $     4.00    $    4.32
===================================================================================================================================


                                       8
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S, UNAUDITED)
                                                    JUNE 30,        December 31,
                                                        2003               2002
--------------------------------------------------------------------------------
ASSETS

Current
       Cash and cash equivalents                   $  28,881          $  32,562
       Accounts receivable                            41,399             56,582
       Crude oil inventory                             3,293              3,207
       PREPAID EXPENSES AND OTHER                      4,568              4,699
--------------------------------------------------------------------------------
                                                      78,141             97,050

Deferred financing costs                                 203                435
Deferred reorganization costs                             --              2,324
Reclamation fund                                         555                 --
CAPITAL ASSETS                                       687,211            711,902
--------------------------------------------------------------------------------
                                                   $ 766,110          $ 811,711
================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities    $  45,654          $  79,817
       Distributions payable to unitholders            8,163                 --
       INCOME TAXES PAYABLE                            3,573             10,977
--------------------------------------------------------------------------------
                                                      57,390             90,794

Long-term debt (Note 5)                              204,191            193,025
Provision for future site restoration                 12,649             11,169
FUTURE INCOME TAXES                                  155,656            171,094
--------------------------------------------------------------------------------
                                                     429,886            466,082
--------------------------------------------------------------------------------
NON-CONTROLLING INTEREST                              29,436             21,321
--------------------------------------------------------------------------------

Unitholders' Equity
       Unitholders' capital (Note 7)                 122,213            140,557
       Exchangeable shares (Note 7)                   12,452                 --
       Accumulated earnings                          215,680            183,751
       ACCUMULATED CASH DISTRIBUTIONS                (43,557)                --
--------------------------------------------------------------------------------
                                                     306,788            324,308
--------------------------------------------------------------------------------
                                                   $ 766,110          $ 811,711
================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000's, except unit and per unit amounts, unaudited)

                                                              Three Months Ended                      Six Months Ended
                                                     JUNE 30             June 30           June 30             June 30
                                                        2003                2002              2003                2002
----------------------------------------------------------------------------------------------------------------------
Revenue:
     Petroleum and natural gas revenue            $   80,914         $    68,854         $   168,927        $  133,467
     Royalties (net)                                  20,795              14,838              41,750            28,596
----------------------------------------------------------------------------------------------------------------------
                                                      60,119              54,016             127,177           104,871
----------------------------------------------------------------------------------------------------------------------
Expenses:
     Production                                       13,450              10,970              25,655            19,883
     Interest                                          2,208               1,300               4,398             2,469
     General and administration                        3,140               2,683               5,857             5,041
     Reorganization costs (Note 3)                        --                  --              25,628                --
     Foreign exchange loss (gain)                      2,390                 (46)              3,096               158
     Depletion and depreciation                       24,179              23,263              47,788            43,854
----------------------------------------------------------------------------------------------------------------------
                                                      45,367              38,170             112,422            71,405
----------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and other item           14,752              15,846              14,755            33,466

Income taxes (recovery):
     Future (Note 6)                                 (20,003)                554             (20,900)            2,174
     Current                                           1,873               5,658               3,319            11,222
     Capital                                             111                 280                 254               415
----------------------------------------------------------------------------------------------------------------------
                                                     (18,019)              6,492             (17,327)           13,811
----------------------------------------------------------------------------------------------------------------------
Other item:
     Non-controlling interest                            122                 (15)                153              (120)
----------------------------------------------------------------------------------------------------------------------
Net earnings                                          32,649               9,369              31,929            19,775
Accumulated earnings, beginning of period            183,031             153,303             183,751           142,897
----------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period               $  215,680         $   162,672         $   215,680        $  162,672
----------------------------------------------------------------------------------------------------------------------
Net earnings per Trust Unit:
     Basic                                        $     0.57         $      0.17         $      0.55        $     0.36
     Diluted                                      $     0.57         $      0.17         $      0.55        $     0.35
----------------------------------------------------------------------------------------------------------------------
Weighted Average Trust Units Outstanding
     Basic                                        57,633,556          55,835,671          57,630,891        55,714,837
     Diluted                                      57,634,749          56,911,005          57,950,581        56,782,449
======================================================================================================================


                                       10
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000'S, UNAUDITED)

                                                                     Three Months Ended                  Six Months Ended
                                                              JUNE 30,         June 30,         JUNE 30,         June 30,
                                                                  2003             2002             2003             2002
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
OPERATING
     Net earnings                                            $  32,649        $   9,369        $  31,929        $  19,775
     Items not affecting cash:
       Depletion and depreciation                               24,179           23,263           47,788           43,854
       Unrealized foreign exchange loss (gain)                   2,370              (20)           3,076               92
       Amortized deferred financing costs                           65              176              257              348
       Non-controlling interest                                    122              (15)             153             (120)
       Trust units issued on cancellation of
         employee stock options                                     --               --           16,817               --
       Future income taxes                                     (20,003)             554          (20,900)           2,174
--------------------------------------------------------------------------------------------------------------------------
     Cash flow from operations                                  39,382           33,327           79,120           66,123
     Site restoration costs incurred                              (221)              --             (245)            (158)
     Changes in non-cash working capital                         2,092            5,199          (26,314)         (16,505)
--------------------------------------------------------------------------------------------------------------------------
                                                                41,253           38,526           52,561           49,460
--------------------------------------------------------------------------------------------------------------------------
INVESTING
     Disposition (acquisition) of capital assets                    --           (1,606)           1,135           (3,730)
     Drilling and development of petroleum and
       natural gas properties                                  (15,404)         (16,248)         (34,167)         (44,308)
     Corporate acquisition                                          --               --               --          (21,915)
     Restricted cash held for acquisition                           --          (66,348)              --          (66,348)
     Contributions to reclamation fund, net                       (150)              --             (555)              --
--------------------------------------------------------------------------------------------------------------------------
                                                               (15,554)         (84,202)         (33,587)        (136,301)
--------------------------------------------------------------------------------------------------------------------------
FINANCING
     Increase (decrease) in long-term debt                      (5,986)          42,271           11,165           85,621
     Increase in deferred charges                                  (25)             (75)             (25)             (75)
     Issue of Common shares for cash, net
       of share issue costs                                         --              607            1,201            4,252
     Distribution reinvestment plan                                971               --              971               --
     Cash acquired on shares issued by
       subsidiary, net of share issue costs                         --            2,777              203            2,827
     Cash distributions                                        (26,586)              --          (35,394)              --
--------------------------------------------------------------------------------------------------------------------------
                                                               (31,626)          45,580          (21,879)          92,625
--------------------------------------------------------------------------------------------------------------------------
     Foreign exchange gain (loss) on cash
       held in a foreign currency                                 (308)             310             (776)             176
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                 (6,235)             214           (3,681)           5,960
Cash, beginning of period                                       35,116           12,462           32,562            6,716
--------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                             28,881           12,676           28,881           12,676
==========================================================================================================================
Cash payments:
     Interest                                                $   2,225        $     795        $   5,505        $   2,186
     Taxes                                                   $   1,859        $     346        $  22,322        $   7,159
--------------------------------------------------------------------------------------------------------------------------



                                       11
--------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002, UNAUDITED
(000'S, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.   BASIS OF PRESENTATION

     Vermilion Energy Trust (the "Trust") was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd., Clear Energy Inc., and Vermilion Acquisition Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture. Vermilion Resources Ltd. (the "Company") is a wholly owned subsidiary of the Trust.

     Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to Vermilion Resources Ltd. The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the Trust`s 2002 Annual Information Form.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Unit Rights Incentive Plan

          The Trust has a unit-based long-term compensation plan for employees, directors and consultants of the Trust and its subsidiaries. Compensation cost is measured based on the intrinsic value of the award at the date of the grant and is recognized over the vesting period. Consideration received by the Trust on exercise of the units rights is credited to unitholders' capital. See Note 8 for a description of the plan and pro-forma disclosure of the associated compensation cost.

     b)   Per Unit Amounts

          Net earnings per unit are calculated using the weighted average number of units outstanding during the period, including the weighted average number of exchangeable shares outstanding converted at the exchange ratio at the end of each month. Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit based compensation. The treasury stock method assumes that the proceeds received from the exercise of "in the money" trust unit rights are used to repurchase units at the average market rate during the period.

     c)   Reclamation Fund

          A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per barrel of oil equivalent of production in Canada and France. Actual abandonment and reclamation work undertaken in the period was funded from the fund balance.

     d)   IncomeTaxes

          Income taxes are calculated using the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax base, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.


                                       12
--------------------------------------------------------------------------------

          The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the Unitholders. As the Trust allocates all of its Canadian taxable income to the Unitholders in accordance with the Trust Indenture, and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for Canadian income tax expense has been made in the Trust.

          In the Trust structure, payments are made between the Company and the Trust which result in the transferring of taxable income from the Company to individual Unitholders. These payments may reduce future income tax liabilities previously recorded by the Company which would be recognized as a recovery of income tax in the period incurred.

     e)   Distributions

          The Trust makes monthly distributions of its distributable cash to Unitholders of record on the last day of each calendar month. Pursuant to the Trust's policy, it will pay distributions to its unitholders subject to retaining an appropriate distribution reserve, satisfying its financing covenants, making loan repayments and, if applicable, funding future removal and site restoration reserves.

3.   TRANSFER OF ASSETS AND LIABILITIES PURSUANT TO THE PLAN OF ARRANGEMENT

     Under the Plan of Arrangement, the Company transferred to Clear Energy Inc. a portion of the Company's existing lands and exploration assets. As this was a related party transaction, assets and liabilities were transferred at book value. Details are as follows:

     Petroleum and natural gas assets and equipment                     $19,509
     Future income tax asset                                              5,461
     --------------------------------------------------------------------------
     Total assets transferred                                           $24,970
     Provision for site restoration and abandonment                          89
     --------------------------------------------------------------------------
     Net assets transferred and reduction in share capital              $24,881
     --------------------------------------------------------------------------

     Associated with the Plan of Arrangement, the Company recorded transaction costs of $25.6 million, with $16.8 million related to the issue of Trust units in exchange for cancellation of stock options and $8.8 million in advisory and other costs.

4.   BUSINESS  DISPOSITION AND INVESTMENT

     Effective January 22, 2003, the Company sold its existing 40% working interest in the Central Block in Trinidad to Aventura Energy Inc. ("Aventura") for consideration of 212,059,512 shares. As this was a related party transaction, assets and liabilities were transferred at book value. The sale increases the Company's equity holding in Aventura to approximately 72% from approximately 47% held prior to the sale.

5.   LONG-TERM DEBT

     At June 30, 2003, the Company had a line of credit of $260 million with a banking syndicate, which has a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year. A working capital tranche of $10 million included in the $260 million facility has been placed in France to assist cash-management practices.

6.   FUTURE INCOME TAXES

     During the period ended June 30, 2003, reductions in corporate income tax rates were substantially enacted. The enacted rates are to be phased in over five years starting in 2003. As a result, the Trust's future income tax rate decreased to approximately 37 percent compared to 42 percent in prior periods. The future income taxes recovery recorded in the second quarter of 2003 includes the impact of this reduction in future income taxes of $13.7 million.


                                       13
--------------------------------------------------------------------------------

7.   UNITHOLDERS' CAPITAL AND EXCHANGEABLE SHARES

     Pursuant to the Plan of Arrangement, 51,480,467 units of the Trust and 6,000,000 exchangeable shares of the Company were issued in exchange for all of the outstanding shares of the Company on a one for one basis.

     The exchangeable shares are convertible into trust units based on the exchange ratio, which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. During the period, a total of 646,016 exchangeable shares were converted into 650,740 trust units. At June 30, 2003, the exchange ratio was 1.05507 trust units per exchangeable share.

                                                                        NUMBER OF SHARES                  AMOUNT
     -----------------------------------------------------------------------------------------------------------
     COMMON SHARES OF VERMILION RESOURCES LTD.
     Balance as at December 31, 2002                                          55,866,918               $ 140,557
     Issued upon exercise of stock options                                       267,100                   1,201
     -----------------------------------------------------------------------------------------------------------
     Balance January 21, 2003, prior to plan of arrangement                   56,134,018               $ 141,758
     -----------------------------------------------------------------------------------------------------------

     Trust units issued on cancellation of employee
        stock options (Note 3)                                                 1,346,449               $  16,817
     Transfer of assets and liabilities to Clear Energy Inc. (Note 3)                 --                 (24,881)
     Trust units issued                                                      (51,480,467)               (119,739)
     EXCHANGEABLE SHARES ISSUED                                               (6,000,000)                (13,955)
     -----------------------------------------------------------------------------------------------------------
                                                                                     NIL                     NIL

                                                                         NUMBER OF UNITS                  AMOUNT
     -----------------------------------------------------------------------------------------------------------
     TRUST UNITS
     Unlimited number of trust units authorized to be issued

     Issued pursuant to Plan of Arrangement January 22, 2003                  51,480,467               $ 119,739
     Distribution reinvestment plan                                               79,478                     971
     Issued on conversion of exchangeable shares                                 650,740                   1,503
     -----------------------------------------------------------------------------------------------------------
     Balance as at June 30, 2003                                              52,210,685                 122,213
     Trust units issuable on conversion of exchangeable shares                 5,648,828                  12,452
     -----------------------------------------------------------------------------------------------------------
     Trust unitholders' capital as at June 30, 2003                           57,859,513               $ 134,665
     -----------------------------------------------------------------------------------------------------------

                                                                        NUMBER OF SHARES           CONSIDERATION
     -----------------------------------------------------------------------------------------------------------
     EXCHANGEABLE SHARES

     Issued pursuant to Plan of Arrangement January 22, 2003                   6,000,000                $ 13,955
     Exchanged for trust units                                                  (646,016)                 (1,503)
     -----------------------------------------------------------------------------------------------------------
     Balance as at June 30, 2003                                               5,353,984                  12,452
     -----------------------------------------------------------------------------------------------------------

     As per the Plan of Arrangement, shareholders of Vermilion Resources Ltd. received one unit or one exchangeable share in the Trust for each common share held. In addition, Vermilion shareholders received one share in a separate publicly listed oil and gas company, Clear Energy Inc. for each three common shares held (Note 3).



                                       14
--------------------------------------------------------------------------------

8.   TRUST UNIT RIGHTS INCENTIVE PLAN

     The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The Trust is authorized to issue up to 6,000,000 unit rights, however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per unit may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date.

     The Trust accounts for its unit rights incentive plan using the intrinsic-value of the unit rights. Using intrinsic-values, compensation costs are not recognized in the consolidated financial statements for unit rights granted to employees and directors when issued at prevailing market prices.

     Since the fair value of the unit rights can not be determined due to the nature of the reducing exercise price feature, pro-forma compensation cost has been determined using the excess of the unit price as at the date of the consolidated financial statements, over the exercise price for unit rights issued since January 22, 2003 as at the date of the consolidated interim financial statements. For the six months ended June 30, 2003, net earnings would be reduced by $2,107,000. The effect on net earnings would be a decrease of $0.04 per unit.

     The following table summarizes information about the Trust's unit rights

                                              NUMBER OF       WEIGHTED AVERAGE
                                            UNIT RIGHTS         EXERCISE PRICE
     -------------------------------------------------------------------------
     Balance, January 22, 2003                       --               $     --
        Granted                               4,687,000                  11.50
        Cancelled                              (261,300)                 11.45
     -------------------------------------------------------------------------
     Balance, June 30, 2003                   4,425,700               $  11.50
     -------------------------------------------------------------------------


9.   PER UNIT AMOUNTS

     Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan.

     Net earnings from operations per unit are as follows:

                                              JUNE 30, 2003       JUNE 30, 2002
     --------------------------------------------------------------------------
     Net earnings
       Basic (1)                                 $     0.55         $      0.36
       Diluted (2)                               $     0.55         $      0.35
     --------------------------------------------------------------------------

     (1) Basic per unit calculations are based on the weighted average number of trust units outstanding in 2003 of 57,630,891 for the period (55,714,837 common shares in 2002) which includes outstanding exchangeable shares converted at the period end exchange ratio.

     (2) Diluted calculations include additional trust units in 2003 of 319,690 for the period (1,067,612 additional shares in 2002) for the dilutive impact of the unit rights incentive plan (stock option plan in 2002). Calculations of diluted shares exclude 43,000 of unit rights in 2003 which would have been anti-dilutive. There were no adjustments to net earnings from operations in calculating dilutive per unit amounts.


                                       15
--------------------------------------------------------------------------------

10.  SEGMENTED INFORMATION
                                                    JUNE 30,         JUNE 30,
                                                        2003             2002
     ------------------------------------------------------------------------
     Petroleum and natural gas revenues:
         Canada                                   $  126,091       $   96,112
         France                                       36,714           37,355
         Trinidad                                      6,122               --
     ------------------------------------------------------------------------
                                                  $  168,927       $  133,467
     ------------------------------------------------------------------------
     Net earnings:
         Canada                                   $   24,853       $   11,563
         France                                        6,328            8,212
         Trinidad                                        748               --
     ------------------------------------------------------------------------
                                                  $   31,929       $   19,775
     ------------------------------------------------------------------------
     Cash flow from operations:
         Canada                                   $   54,555       $   42,689
         France                                       21,323           23,434
         Trinidad                                      3,242               --
     ------------------------------------------------------------------------
                                                  $   79,120       $   66,123
     ------------------------------------------------------------------------
     Capital expenditures:
         Canada                                   $   12,017       $   66,368
         France                                        6,844           11,909
         Trinidad / Argentina                         14,171              748
     ------------------------------------------------------------------------
                                                  $   33,032       $   79,025
     ------------------------------------------------------------------------


                                                    JUNE 30,     DECEMBER 31,
                                                        2003             2002
     ------------------------------------------------------------------------
     Identifiable assets:
         Canada                                   $  457,562       $  497,512
         France                                      193,922          199,385
         Trinidad / Argentina                        114,626          114,814
     ------------------------------------------------------------------------
                                                  $  766,110       $  811,711
     ------------------------------------------------------------------------

11.  CONTINGENCIES

     On September 25, 2001, Vermilion received a tax notice from the Direction Generale des Impots regarding the Company's wholly owned subsidiary in France, Vermilion REP S.A. The notice advises that the Company is liable for a registration fee that was owed at the time of the purchase of the French properties in 1997 in the amount of 4.5 million Euro, including interest charges for late filing. The Company disagrees with the tax authorities position and is in the process of challenging the notice. At the present time the Company is unable to determine the likelihood that it will be required to pay the registration fee, and as such, no amount has been accrued in the consolidated financial statements at June 30, 2003.




                                       16
--------------------------------------------------------------------------------

12.  COMMITMENTS

     The Trust realized a financial hedging loss of $11.8 million during the first six months of 2003 (2002 - $1.6 million gain) related to its hedging activities. Hedging contracts currently in place are as follows:

                                               REMAINING   CALENDAR    CALENDAR
                                           SIX MONTHS OF       YEAR        YEAR
                                                    2003       2004        2005
     --------------------------------------------------------------------------
     Oil Hedging Program
         Average volume - WTI (bbls/d)             2,950      2,250         500
         Average price - WTI (US$/bbl)            $24.74     $24.35      $24.20
         Average volume - Brent (bbls/d)           2,600      2,250         500
         Average price - Brent (US$/bbl)          $23.24     $22.93      $22.86
     Natural Gas Hedging Program
         Volume (mmcf/d)                            22.8        5.4          --
         Average Floor ($/mcf)                    $ 5.26     $ 5.39          --
         Average Cap ($/mcf)                      $ 6.37     $ 9.01          --
     Currency Hedges
         Amount - USD/mth (000's)                  4,080      1,000          --
         Exchange Rate                              0.63       0.71          --


13.  COMPARATIVE FIGURES

     Certain of the prior period numbers have been reclassified to conform with the current period presentation.


FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NON-GAAP MEASURES:

Included in this news release are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this news release, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

For further information please contact:

Curtis W. Hicks, C.A.
VP Finance & Chief Financial Officer
or
Paul Beique
Director Investor Relations

2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884
Fax:  (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com